Exhibit 3.1

SECOND AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
MOVANO INC.
A Delaware Corporation

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

Movano Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the “DGCL”),

DOES HEREBY CERTIFY:

1. That the name of this corporation is Movano Inc., and that this corporation was originally incorporated under the name Maestro Sensors Inc. pursuant to the DGCL on January 30, 2018.

2. This Second Amended and Restated Certificate of Incorporation of the Corporation was duly adopted in accordance with Sections 242 and 245 of the DGCL, and restates, integrates and further amends the provisions of the corporation’s certificate of incorporation as follows:

FIRST: The name of this corporation is Movano Inc. (the “Corporation”).

SECOND: The address, including street, number, city and county, of the registered office of the Corporation in the State of Delaware is 251 Little Falls Drive, Wilmington, County of New Castle, DE 19808; and the name of the registered agent of the Corporation in the State of Delaware at such address is Corporation Service Company.

THIRD: The nature of the business and of the purposes to be conducted and promoted by the Corporation is to conduct any lawful business, to promote any lawful purpose, and to engage in any lawful act or activity for which corporations may be organized under the DGCL.

FOURTH: The total number of shares of stock which this Corporation shall have authority to issue is 30,000,000 shares, divided into two classes of: (a) 22,069,652 shares of common stock, par value $0.0001 per share (the “Common Stock”), and (b) 7,930,348 shares of preferred stock, par value $0.0001 per share (the “Preferred Stock”), of which 2,692,253 shares of Preferred Stock have been designated as “Series A Convertible Preferred Stock’’ (the “Series A Preferred Stock”) and 5,238,095 shares of Preferred Stock have been designated as “Series B Convertible Preferred Stock” (the “Series B Preferred Stock”).

A. COMMON STOCK

1. Voting. Except as may otherwise be provided in this Second Amended and Restated Certificate of Incorporation of the Corporation (as the same may be amended or amended and restated, this “Certificate of Incorporation”) or by applicable law, each holder of Common Stock, as such, shall be entitled to one (1) vote for each share of Common Stock held of record by such holder on all matters on which stockholders generally are entitled to vote.

2. Dividends. Subject to the applicable laws of the State of Delaware, the applicable provisions of this Certificate of Incorporation, and the rights, if any, of the holders of any outstanding series of Preferred Stock as provided for or fixed pursuant to the provisions of Article FOURTH hereof, dividends may be declared and paid on the Common Stock at such times and in such amounts as the Board of Directors of the Corporation (the “Board”) in its discretion shall determine.

3. Liquidation Rights. Subject to applicable law and the rights, if any, of the holders of any series of Preferred Stock then outstanding, in the event of a Liquidation Event (as hereinafter defined), the holders of the Common Stock shall be entitled to receive the assets of the corporation available for distribution to its stockholders ratably in proportion to the number of shares of Common Stock held by them.

B. PREFERRED STOCK

The powers (including voting powers), if any, and the preferences and relative, participating, optional, special or other rights, if any, and the qualifications, limitations or restrictions, if any, of the Preferred Stock are as follows:

1. Unless otherwise indicated, references to “sections” or “subsections” in this Part B of this Article Fourth refer to sections and subsections of Part B of this Article Fourth.

2. Definitions. In addition to the terms defined elsewhere in this Certificate of Incorporation, the following terms have the meanings indicated:

“Business Day” means any day other than Saturday, Sunday and any day on which banks are required or authorized by law to be closed in the State of California.

“Commission” means the Securities and Exchange Commission.

“Conversion Amount” means the sum of the Stated Value plus all accrued and unpaid Dividends thereon, plus any other unpaid amounts due to the Holders under this Certificate of Incorporation.

“Conversion Price” shall mean (i) $1.40 per share for the Series A Preferred Stock and (ii) $2.10 per share for the Series B Preferred Stock (each subject to adjustment from time to time as set forth elsewhere herein).

“Dividend Rate” means a percentage of the Stated Value per share, as adjusted for any stock split, stock dividend, stock combination or other similar transactions with respect to the Preferred Stock, of six percent (6%) per annum, provided, that if an Event of Default shall have occurred and be continuing, the Dividend Rate shall automatically be increased to twelve percent (12%) per annum during the period of such Event of Default, until such Event of Default is later cured.

“Event of Default” shall have the meaning given in Section 17.

“Holder” means any holder of Preferred Stock.

“IPO” means a firm commitment underwritten initial public offering of the Corporation’s Common Stock pursuant to a registration statement filed on Form S-1 (or any successor from thereto) that is declared effective by the SEC and consummated prior to the Redemption Date.

“Junior Securities” means the (i) Common Stock and all other equity or equity equivalent securities of the Corporation, and (ii) all equity or equity equivalent securities issued by the Corporation after the Original Issue Date that do not rank senior to or pari passu with the Series B Preferred Stock.

“Original Issue Date” means the date of the first issuance of any shares of the Series B Preferred Stock regardless of the number of transfers of any particular shares of Series B Preferred Stock and regardless of the number of certificates that may be issued to evidence such Series B Preferred Stock.

“Person” means any individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture or other non-corporate business enterprise, limited liability company, joint stock company, trust, organization, business, labor union or government (or an agency or subdivision thereof) or any court or other federal, state, local or other governmental authority or other entity of any kind.

“Required Holders” means the Holders that hold at least a majority of the Series A Preferred Stock then outstanding and the Holders that hold at least a majority of the Series B Preferred Stock then outstanding, with each series voting separately.

“Series A Securities Purchase Agreement” means that certain securities purchase agreement, dated as of March 14, 2018, by and among the Corporation and the purchasers of the Series A Preferred Stock named therein.

“Series B Securities Purchase Agreement” means that certain securities purchase agreement, dated as of March 28, 2019, by and among the Corporation and the purchasers of the Series B Preferred Stock named therein.

“Stated Value” means (i) $2.60 per share of Series A Preferred Stock (as adjusted for any stock split, stock dividend, stock combination or other similar transactions with respect to the Series A Preferred Stock) and (ii) $2.10 per share of Series B Preferred Stock (as adjusted for any stock split, stock dividend, stock combination or other similar transactions with respect to the Series B Preferred Stock).

“Transaction Document(s)” has the meaning set forth in Section 3(b) of the Series A Securities Purchase Agreement or in Section 3(b) of the Series B Securities Purchase Agreement]

“Underlying Shares” means the shares of Common Stock issuable upon conversion of the Preferred Stock.

3. Voting Rights.

(a) Except as otherwise required by law or this Certificate of Incorporation, the holders of Preferred Stock shall vote together, and not separately as a class, with the Common Stock and all other shares of stock of the Corporation having general voting power. The holder of each share of Preferred Stock shall be entitled to the number of votes equal to the number of shares of Common Stock into which such share of Preferred Stock could be converted at the record date for determination of the stockholders entitled to vote on such matters, or, if no record date is established, at the date such vote is taken or the effective date of any written consent. Fractional votes of the holders of Preferred Stock shall not, however, be permitted and fractional voting rights shall be (after aggregating all shares into which shares of Preferred Stock held by each Holder could be converted) rounded to the nearest whole number (with one-half being rounded upward). Holders of Preferred Stock shall be entitled to notice of any stockholders meetings in accordance with the Bylaws of the Corporation, as if such Holders owned shares of Common Stock. Other than as provided herein or required by law, there shall be no series voting.

(b) In addition to any other vote or consent required by this Certificate of Incorporation or by law, the affirmative vote of the holders of at least a majority of each of the outstanding Series A Preferred Stock (voting as a single class and on an as-converted basis) and the outstanding Series B Preferred Stock (voting as a single class and on an as-converted basis) shall be necessary to (1) authorize, increase the authorized number of shares of or issue (including on conversion or exchange of any convertible or exchangeable securities or by reclassification) any additional shares of Preferred Stock or any shares of capital stock of the Corporation having any right, preference or priority ranking senior to or pari passu with any Preferred Stock, (2) authorize, adopt or approve any amendment to this Certificate of Incorporation or the Bylaws that would increase or decrease the par value of the shares of the Preferred Stock, alter or change the powers, preferences or rights of the shares of Preferred Stock or alter or change the powers, preferences or rights of any other capital stock of the Corporation if after such alteration or change such capital stock would be senior to or pari passu with any Preferred Stock, (3) amend, alter or repeal the Certificate of Incorporation or the Bylaws so as to affect the shares of Preferred Stock adversely, including in connection with a merger, recapitalization, reorganization or otherwise, (4) authorize or issue any security convertible into, exchangeable for or evidencing the right to purchase or otherwise receive any shares of any class or classes of capital stock of the Corporation having any right, preference or priority ranking senior to or pari passu with any Preferred Stock, (5) organize a subsidiary of the Corporation or (6) pay or set apart for payment any dividend on any Junior Securities or make any payment on account of, or set apart for payment money for a sinking or other similar fund for, the purchase, redemption or other retirement of, any Junior Securities or any warrants, rights, calls or options exercisable for or convertible into any Junior Securities whether in cash, obligations or shares of Corporation or other property, and shall not permit any corporation or other entity directly or indirectly controlled by the Corporation to purchase or redeem any Junior Securities or any such warrants, rights, calls or options. Any act or transaction entered into without the consents or votes set forth in this Section 3(b) shall be null and void ab initio, and of no force or effect.

4. Dividends.

(a) Holders shall be entitled to receive, on a pari passu basis, out of funds legally available therefor, prior and in preference to any declaration or payment of any dividend on the Junior Securities, cumulative dividends on the Preferred Stock at the applicable Dividend Rate per share. Dividends on the Preferred Stock shall accrue daily commencing as of the date on which the Corporation issues such shares of Preferred Stock at the Dividend Rate then in effect, and shall be deemed to accrue from such date whether or not earned or declared and whether or not there are profits, surplus or other funds of the Corporation legally available for the payment of dividends. Dividends on the Preferred Stock shall (i) be calculated on the basis of a 365-day year, and (ii) be payable when, as and if declared by the Board of Directors.

(b) The Corporation shall pay required dividends in cash, except as otherwise provided in this Certificate of Incorporation.

(c) Except as authorized in accordance with Section 3, so long as any Preferred Stock is outstanding, the Corporation shall not pay or set apart for payment any dividend on any Junior Securities or make any payment on account of, or set apart for payment money for a sinking or other similar fund for, the purchase, redemption or other retirement of, any Junior Securities or any warrants, rights, calls or options exercisable for or convertible into any Junior Securities whether in cash, obligations or shares of Corporation or other property, and shall not permit any corporation or other entity directly or indirectly controlled by the Corporation to purchase or redeem any Junior Securities or any such warrants, rights, calls or options.

5. Registration of Preferred Stock. The Corporation or its transfer agent (the “Transfer Agent”) shall register shares of the Preferred Stock, upon records to be maintained by the Corporation or its Transfer Agent, as the case may be, for that purpose (the “Preferred Stock Register”), in the name of the record Holders thereof from time to time. To the fullest extent permitted by law, the Corporation may deem and treat the registered Holder of shares of Preferred Stock as the absolute owner thereof for the purpose of any conversion hereof or any distribution to such Holder, and for all other purposes, absent actual written notice to the contrary from the registered Holder.

6. Registration of Transfers. The Corporation or its Transfer Agent shall register the transfer of any shares of Preferred Stock in the Preferred Stock Register, upon surrender of certificates evidencing such shares to the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent). Upon any such registration or transfer, a new certificate evidencing the shares of Preferred Stock so transferred shall be issued to the transferee and a new certificate evidencing the remaining portion of the shares not so transferred, if any, shall be issued to the transferring Holder; provided that if the Corporation does not so record an assignment, transfer or sale (as the case may be) within two (2) Business Days of its receipt of such a request, then the Preferred Stock Register shall be automatically updated to reflect such assignment, transfer or sale (as the case may be).

7. Liquidation.

(a) In the event of any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary (a “Liquidation Event”), the holders of Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the assets or surplus funds of the Corporation to the holders of Junior Securities by reason of their ownership thereof, an amount per share in cash equal to the greater of (x) two times the Stated Value for each share of Preferred Stock then held by them (as adjusted for any stock split, stock dividend, stock combination or other similar transactions with respect to the Preferred Stock), plus all accrued and unpaid dividends on such Preferred Stock as of the date of such event, or (y) the amount payable per share of Common Stock that such Holder would have received if such Holder had converted to Common Stock immediately prior to the Liquidation Event all of the shares of Preferred Stock then held by such Holder together with all accrued but unpaid dividends on such Preferred Stock as of the date of such event (the “Preferred Stock Liquidation Preference”). lf, upon the occurrence of a Liquidation Event, the funds thus distributed among the Holders shall be insufficient to permit the payment to such Holders of the full Preferred Stock Liquidation Preference, then the entire assets and funds of the Corporation legally available for distribution shall be distributed ratably and with equal priority among the Holders in proportion to the aggregate Preferred Stock Liquidation Preference that would otherwise be payable to each of such Holders. Such payment shall constitute payment in full to the holders of the Preferred Stock upon the Liquidation Event. After such payment shall have been made in full, or funds necessary for such payment shall have been set aside by the Corporation in trust for the account of the Holders, so as to be immediately available for such payment, such Holders shall be entitled to no further participation in the distribution of the assets of the Corporation. For the purposes of this Certificate of Incorporation, each of the following shall be deemed to be a Liquidation Event: (i) the sale of all or substantially all of the assets of the Corporation, (ii) a merger, tender offer, exchange or other business combination to which the Corporation is a party in which the voting stockholders of the Corporation prior to such merger, tender offer, exchange or other business combination do not own a majority of the voting securities of the resulting entity or (iii) any transaction or series of transactions by which any person or group acquires beneficial ownership of 50% or more of the voting securities of the Corporation or resulting entity. All references in this Section 7 to voting securities shall refer to the securities themselves and shall be without regard to the number of votes to which such security is entitled.

8. Conversion. The Preferred Stock held by a Holder may be converted into validly issued, fully paid and non-assessable shares of Common Stock on the terms and conditions set forth in this Section 8.

(a) Mandatory Conversion.

(i) IPO. Upon consummation of the IPO, each share of Preferred Stock shall automatically convert, through no further action on the part of the Corporation or the Holder, into that number of shares of Common Stock equal to the quotient of (i) the Conversion Amount divided by (ii) the Conversion Price for the relevant series of Preferred Stock.

(ii) Financing. Upon consummation of a Subsequent Placement (as defined in Section 4(j) of the Series A Securities Purchase Agreement) approved by the Required Holders, each share of Series A Preferred Stock and Series B Preferred Stock shall automatically convert, through no further action on the part of the Corporation or the Holder, into that number of shares of Common Stock equal to the quotient of (A) the Conversion Amount divided by (B) the Conversion Price for the relevant series of Preferred Stock.

(b) Optional Conversion. At any time until ten (10) calendar days prior to the consummation of the IPO, each Holder shall be entitled to convert its Preferred Stock into that number of shares of Common Stock equal to the quotient of (A) the Conversion Amount divided by (B) the Conversion Price for the relevant series of Preferred Stock.

(c) Mechanics of Conversion.

(i) Mechanics of Mandatory Conversion. Upon the occurrence of an event specified in Section 8(a)(i) or 8(a)(ii) above, the outstanding shares of Preferred Stock being converted shall be converted into Common Stock automatically without the need for any further action by the Holders and whether or not the certificates representing such shares are surrendered to the Corporation or its Transfer Agent; provided, however, that the Corporation shall not be obligated to issue certificates evidencing the shares of Common Stock issuable upon such conversion unless the certificates evidencing such shares of Preferred Stock are either delivered to the Corporation or its transfer agent as provided below, or the Holder notifies the Corporation or its Transfer Agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates. Upon the occurrence of such automatic conversion of the Preferred Stock, the Holders shall surrender the certificates representing such shares at the office of the Corporation or the Transfer Agent. Thereupon, there shall be issued and delivered to such holder promptly at such office and in its name as shown on such surrendered certificate or certificates a certificate or certificates for the number of shares of Common Stock into which the shares of Preferred Stock surrendered were convertible on the date on which such automatic conversion occurred.

(ii) Mechanics of Optional Conversion. To convert Preferred Stock pursuant to Section 8(b) above into shares of Common Stock on any date (a “Conversion Date”), the Holder shall surrender the certificate or certificates therefor, duly endorsed, at the office of the Corporation or the Transfer Agent, or notify the Corporation or its Transfer Agent that such certificates have been lost, stolen or destroyed and execute an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates, and shall deliver at such office a copy of a properly and fully-completed and executed notice of conversion in the form attached hereto as Exhibit A (the “Conversion Notice”). Thereupon, the Corporation shall promptly issue and deliver to such Holder a certificate or certificates for the number of shares of Common Stock to which such holder is entitled upon such conversion. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the certificate or certificates representing the shares of Preferred Stock to be converted, and the person entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder of such shares of Common Stock on such date.

(iii) Retirement. Shares of Preferred Stock converted in accordance with this Section 8 shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

(d) No Fractional Shares; Transfer Taxes. The Corporation shall not issue any fraction of a share of Common Stock upon any conversion. If the issuance would result in the issuance of a fraction of a share of Common Stock, the Corporation shall round such fraction of a share of Common Stock up to the nearest whole share. The Corporation shall pay any and all transfer, stamp, issuance and similar taxes that may be payable with respect to the issuance and delivery of Common Stock upon any conversion.

9. Redemption Rights.

(a) No Optional Redemption. The Corporation shall have no right to redeem the Preferred Stock except as set forth in this Section 9.

(b) Mandatory Cash Redemption. Unless the IPO has been consummated prior thereto, on April 1, 2021, subject to extension or waiver upon the prior written approval of the Required Holders (the “Mandatory Cash Redemption Date”), and without any action on the part of the Corporation or the Holder, each outstanding share of Preferred Stock shall, out of the funds of the Corporation legally available therefor, be redeemed by the Corporation at a price equal to the sum of: (i) the product of (A) two, multiplied by (B) the Stated Value (as adjusted for any stock split, stock dividend, stock combination or other similar transactions with respect to the Preferred Stock) of such share of Preferred Stock, plus (ii) all accrued but unpaid dividends thereon to the date of payment (the “Redemption Price”), in cash (“Mandatory Cash Redemption”).

(c) Redemption In-Kind. Upon an Event of Default, and while the Event of Default is continuing, the Required Holders may elect in writing to cause the Corporation (“Mandatory Redemption Notice”) to redeem the Preferred Stock, out of the assets of the Corporation legally available therefor, through the Corporation’s distribution of the assets and property of the Corporation having a value equal to the Redemption Price to the Holders or, upon the election of the Required Holders, a trust or other entity established by the Required Holders for purposes of receiving the assets of the Corporation (“Mandatory In-Kind Redemption”). The date on which the Corporation receives the Mandatory Redemption Notice shall be the “Mandatory In-Kind Redemption Date” for purposes of this Section 9. Within ten days of the Corporation’s receipt of the Mandatory Redemption Notice, the Corporation shall hire an independent nationally recognized valuation firm (“Valuation Firm”) not unacceptable to the Required Holders for purposes of determining the fair market value of the Corporation’s assets and property (“Valuation”). The Valuation Firm shall conduct the Valuation using such criteria and methodologies as are proposed by the Valuation Firm and not unacceptable to the Corporation or the Required Holders. The Valuation shall assign fair market values to each significant group of assets or property (each an “Asset Class”) of the Corporation. The Valuation Firm shall deliver the Valuation no later than thirty (30) days of its engagement. In the event that the Valuation is less than the Redemption Price, the Corporation shall distribute to the Holders all of the assets and property of the Corporation within ten (10) days of the Valuation Firm’s delivery of the Valuation. If the Valuation is greater than the Redemption Price, the Corporation shall distribute to the Holders a proportional amount of each Asset Class equal to the Valuation amount assigned to each Asset Class by the Valuation Firm multiplied by a fraction the denominator of which is the Valuation and the numerator is the Redemption Price. Each Holder shall be entitled to receive its proportional share of distributed assets and property in each Asset Class equal to the Valuation amount assigned to the distributed assets and property in each Asset Class multiplied by a fraction the denominator of which is the aggregate Redemption Price for all Holders and the numerator is the Redemption Price for such Holder. From the time of the Corporation’s receipt of the Mandatory Redemption Notice until the Corporation’s distribution of the assets and property in accordance with this Section 9(c), the Corporation shall take no action to sell, transfer or diminish the assets and property of the Corporation except (i) in the ordinary course of business or (ii) as approved in writing by the Required Holders.

(d) Mechanics of Redemption. Upon surrender of the stock certificate(s) representing the shares of Preferred Stock redeemed pursuant to this Section 9, the Company shall, not less than ten (10) days after receipt of such stock certificate(s), deliver the Redemption Price, (i) with respect to a Mandatory Cash Redemption, in cash, by check or wire transfer, to an account designated by the relevant Holder pursuant to Section 9(b), or, (ii) with respect to a Mandatory In-Kind Redemption, in assets of the Corporation in accordance with Section 9(c), to the relevant Holder or a trust for the benefit of the Holders, as tenants-in-common. Any redemption of shares of Preferred Stock pursuant to this Section 9 shall be effective as of the Mandatory Cash Redemption Date or the Mandatory In-Kind Redemption Date, as applicable, and from and after the Mandatory Cash Redemption Date or the Mandatory In-Kind Redemption Date, as applicable, each share of Preferred Stock redeemed pursuant to this Section 9 shall no longer be deemed to be outstanding and all rights in respect of such share of Preferred Stock shall cease, except for the right to receive the Redemption Price.

(e) Rescission. If the Company first announces or enters into a Liquidation Event or Fundamental Transaction during the twelve (12) month period following a redemption pursuant to Section 9(a) or Section 9(b), each Holder whose Preferred Stock was redeemed shall have the right to rescind the redemption by returning to the Corporation the Redemption Price, in the same species the redemption was paid, in return for the Corporation’s issuance to the Holder of shares of Common Stock in an amount equal to the number of shares of Common Stock issuable to the Holder pursuant to a conversion in full of the Holder’s Preferred Stock pursuant to the Section 8(b) immediately prior to the redemption. The Corporation shall provide each Holder with notice of the Liquidation Event or Fundamental Transaction, in form and substance similar to the notice contemplated by Section 13(e), at least thirty (30) days prior to the record date for purposes of determining the stockholders entitled to participate in such Liquidation Event or Fundamental Transaction and the Holder shall have the right to rescind its redemption for a period of twenty (20) days following its receipt of such notice.

(f) Retirement. Any shares of Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following redemption.

10. Reservation of Common Stock. The Corporation shall at all times reserve and keep available for issuance upon the conversion of shares of Preferred Stock, such number of its authorized but unissued shares of Common Stock as will from time to time be sufficient to permit the conversion of all outstanding shares of Preferred Stock, and shall take all lawful action to increase the authorized number of shares of Common Stock if at any time there shall be insufficient authorized but unissued shares of Common Stock to permit such reservation or to permit the conversion of all outstanding shares of Preferred Stock; provided, that the Holders vote such shares in favor of any such action that requires a vote of stockholders.

11. Charges, Taxes and Expenses. The issuance of certificates for shares of Preferred Stock and for Underlying Shares issued upon conversion of (or otherwise in respect of) the Preferred Stock shall be made without charge to the Holders for any issue or transfer tax, withholding tax, transfer agent fee or other incidental tax or expense in respect of the issuance of such certificates, all of which taxes and expenses shall be paid by the Corporation; provided, however, that the Corporation shall not be required to pay any tax that may be payable in respect of any transfer involved in the registration of any certificates for Common Stock or Preferred Stock in a name other than that of the Holder. The Holder shall be responsible for all other tax liability that may arise as a result of holding or transferring the Preferred Stock or receiving Underlying Shares in respect of the Preferred Stock.

12. Replacement Certificates. If any certificate evidencing Preferred Stock or Underlying Shares is mutilated, lost, stolen or destroyed, the Corporation shall issue or cause to be issued in exchange and substitution for and upon cancellation thereof, or in lieu of and substitution for such certificate, a new certificate, but only upon receipt of evidence reasonably satisfactory to the Corporation of such loss, theft or destruction and customary and reasonable indemnity, if requested. Applicants for a new certificate under such circumstances shall also comply with such other reasonable regulations and procedures and pay such other reasonable third-party costs as the Corporation may prescribe.

13. Certain Adjustments. The Conversion Price is subject to adjustment from time to time as set forth in this Section 13.

(a) Stock Dividends and Splits. If the Corporation, at any time while any shares of Preferred Stock are outstanding, (i) pays a stock dividend on its Common Stock or otherwise makes a distribution on any class of capital stock that is payable in shares of Common Stock, (ii) subdivides outstanding shares of Common Stock into a larger number of shares, or (iii) combines outstanding shares of Common Stock into a smaller number of shares, then in each such case the Conversion Price shall be multiplied by a fraction of which the numerator shall be the number of shares of Common Stock outstanding immediately before such event and of which the denominator shall be the number of shares of Common Stock outstanding immediately after such event. Any adjustment made pursuant to clause (i) of this paragraph shall become effective immediately following the close of business on the record date for the determination of stockholders entitled to receive such dividend or distribution, and any adjustment pursuant to clause (ii) or (iii) of this paragraph shall become effective immediately following the close of business on the effective date of such subdivision or combination.

(b) Fundamental Transactions. If, at any time while any shares of Preferred Stock are outstanding, (i) the Corporation effects any merger of the Corporation into or consolidation of the Corporation with another Person, (ii) the Corporation effects any sale of all or substantially all of its assets in one or a series of related transactions, or (iii) the Corporation effects any reclassification of the Common Stock or any compulsory share exchange pursuant to which the Common Stock is effectively converted into or exchanged for other securities, cash or property (other than as a result of a subdivision or combination of shares of Common Stock covered by Section 13(a) above) (in any such case, a “Fundamental Transaction”), then upon any subsequent conversion of Preferred Stock, each Holder shall have the right to receive, for each Underlying Share that would have been issuable upon such conversion absent such Fundamental Transaction, the same kind and amount of securities, cash or property as it would have been entitled to receive upon the occurrence of such Fundamental Transaction if it had been, immediately prior to such Fundamental Transaction, the record holder of such Underlying Shares immediately prior to such record date (the “Alternate Consideration”). For purposes of any such conversion, the determination of the Conversion Price shall be appropriately adjusted to apply to such Alternate Consideration based on the amount of Alternate Consideration issuable in respect of one share of Common Stock in such Fundamental Transaction, and the Corporation shall apportion the Conversion Price among the Alternate Consideration in a manner reasonably acceptable to the Required Holders reflecting the relative value of any different components of the Alternate Consideration. If holders of Common Stock are given any choice as to the securities, cash or property to be received in a Fundamental Transaction, then each Holder shall be given the same choice as to the Alternate Consideration it receives upon any conversion of Preferred Stock following such Fundamental Transaction. To the extent necessary to effectuate the foregoing provisions, any successor to the Corporation or surviving entity in such Fundamental Transaction shall issue to the Holders a new series of preferred stock consistent with the foregoing provisions and evidencing the Holders’ right to convert such preferred stock into Alternate Consideration. The terms of any agreement pursuant to which a Fundamental Transaction is effected shall include terms requiring any such successor or surviving entity to comply with the provisions of this Section 13 and insuring that the Preferred Stock (or any such replacement security) will be similarly adjusted upon any subsequent transaction analogous to a Fundamental Transaction.

(c) Calculations. All calculations under this Section 13 shall be made to the nearest cent or the nearest 1/100th of a share, as applicable. The number of shares of Common Stock outstanding at any given time shall not include shares owned or held by or for the account of the Corporation, and the disposition of any such shares shall be considered an issue or sale of Common Stock.

(d) Notice of Adjustments. Upon the occurrence of each adjustment pursuant to this Section 13, the Corporation at its expense will promptly compute such adjustment in accordance with the terms hereof and prepare a certificate describing in reasonable detail such adjustment and the transactions giving rise thereto, including all facts upon which such adjustment is based. Upon written request, the Corporation will promptly deliver a copy of each such certificate to each Holder.

(e) Notice of Corporate Events. If the Corporation (i) declares a dividend or any other distribution of cash, securities or other property in respect of its Junior Securities, including, without limitation, any granting of rights or warrants to subscribe for or purchase any capital stock of the Corporation or any subsidiary, or (ii) authorizes or approves, enters into any agreement contemplating or solicits stockholder approval for any Liquidation Event or Fundamental Transaction then the Corporation shall deliver to each Holder a notice that shall specify (A) the record date for the purposes of such dividend, distribution of cash, securities or property or vote of the stockholders of the Corporation, or if a record is not to be taken, the date as of which the holders of shares of Common Stock of record to be entitled to such dividend, distribution of cash, securities or other property or vote of the stockholders is to be determined, (B) the date on which such Liquidation Event or Fundamental Transaction is expected to become effective, and (C) the material terms and conditions of such transaction, at least ten Business Days prior to the applicable record or effective date on which a Person would need to hold Common Stock in order to participate in or vote with respect to such transaction, and the Corporation will take all steps reasonably necessary in order to insure that each Holder is given the practical opportunity to convert its Preferred Stock prior to such time so as to participate in or vote with respect to such transaction; provided, however, that the failure to deliver such notice or any defect therein shall not affect the validity of the corporate action required to be described in such notice.

14. Fractional Shares. The Corporation shall not be required to issue or cause to be issued fractional Underlying Shares upon conversion of Preferred Stock. If any fraction of an Underlying Share would, except for the provisions of this Section, be issuable upon conversion of Preferred Stock, the number of Underlying Shares to be issued will be rounded up to the nearest whole share.

15. Notices. Any and all notices or other communications or deliveries hereunder (including without limitation any Conversion Notice) shall be in writing and shall be deemed given and effective on the earliest of (i) the date of transmission, if such notice or communication is delivered via facsimile at the facsimile number specified in this Section prior to 3:30 p.m. (California time) on a Business Day, (ii) the next Business Day after the date of transmission, if such notice or communication is delivered via facsimile at the facsimile number specified in this Section on a day that is not a Business Day or later than 3:30 p.m. (California time) on any Business Day, (iii) the Business Day following the date of mailing, if sent by nationally recognized overnight courier service, or (iv) upon actual receipt by the party to whom such notice is required to be given. The addresses for such communications shall be: (i) if to the Corporation, to the principal office of the Corporation, attention Chief Executive Officer, or (ii) if to a Holder, to the address or facsimile number appearing on the Corporation’s stockholder records or such other address or facsimile number as such Holder may provide to the Corporation in accordance with this Section 15.

16. Dispute Resolution. In the case of a dispute as to the determination of the fair value of consideration other than cash or securities, or the arithmetic calculation of the Conversion Rate or the Redemption Price, the Corporation shall, as soon as practicable upon discovery, and following a good faith effort to resolve the dispute with the Holder, submit (a) the disputed determination of the fair value of consideration other than cash or securities to an independent, reputable investment bank selected by the Corporation or (b) the disputed arithmetic calculation of the Conversion Rate or the Redemption Price to the Corporation’s independent, outside accountant. The Corporation, at the Corporation’s expense, shall cause the investment bank or the accountant, as the case may be, to perform the determinations or calculations and notify the Corporation and the Holder of the results no later than five (5) Business Days from the time it receives the disputed determinations or calculations. Such investment bank’s or accountant’s determination or calculation, as the case may be, shall be binding upon all parties absent demonstrable error.

17. Event of Default.

(a) Each of the following events shall constitute an “Event of Default”:

(i) any material default by the Corporation with respect to any provision, condition or requirement of this Certificate of Incorporation, if such default remains uncured for a period of thirty (30) days after actual knowledge of the Corporation of such default;

(ii) any breach of Sections 4(i), 4(j), 4(k), 4(I), 4(p), 4(r), 4(s), 4(t) or 4(v) of the Series A Securities Purchase Agreement;

(iii) liquidation proceedings shall be instituted by or against the Corporation and, if instituted against the Corporation by a third party, shall not be dismissed within sixty (60) days of their initiation;

(iv) bankruptcy, insolvency, reorganization or liquidation proceedings or other proceedings for the relief of debtors shall be instituted by or against the Corporation and, if instituted against the Corporation by a third party, shall not be dismissed within sixty (60) days of their initiation:

(v) the commencement by the Corporation of a voluntary case or proceeding under any applicable federal, state or foreign bankruptcy, insolvency, reorganization or other similar law or the consent by it to the entry of a decree, order, judgment or other similar document in respect of the Corporation in an involuntary case or proceeding under any applicable federal, state or foreign bankruptcy, insolvency, reorganization or other similar law or to the commencement of any bankruptcy or insolvency case or proceeding against it, or the filing by it of a petition or answer or consent seeking reorganization or relief under any applicable federal, state or foreign law, or the consent by it to the filing of such petition or to the appointment of or taking possession by a custodian, receiver, liquidator, assignee, trustee, sequestrator or other similar official of the Corporation or of any substantial part of its property, or the making by it of an assignment for the benefit of creditors, or the execution of a composition of debts, or the occurrence of any other similar federal, state or foreign proceeding, or the admission by it in writing of its inability to pay its debts generally as they become due, the taking of corporate action by the Corporation in furtherance of any such action; or

(vi) the entry by a court of (i) a decree, order, judgment or other similar document in respect of the Corporation of a voluntary or involuntary case or proceeding under any applicable federal, state or foreign bankruptcy, insolvency, reorganization or other similar law; or (ii) a decree, order, judgment or other similar document adjudging the Corporation as bankrupt or insolvent, or approving as properly filed a petition seeking liquidation, reorganization, arrangement, adjustment or composition of or in respect of the Corporation under any applicable federal, state or foreign law; or (iii) a decree, order, judgment or other similar document appointing a custodian, receiver, liquidator, assignee, trustee, sequestrator or other similar official of the Corporation or of any substantial part of its property, or ordering the winding up or liquidation of its affairs, and the continuance of any such decree, order, judgment or other similar document or any such other decree, order, judgment or other similar document unstayed and in effect for a period of sixty (60) consecutive days.

(vii) bankruptcy, insolvency, reorganization or other proceedings for the relief of debtors shall be instituted against the Corporation and shall not be dismissed within sixty (60) days of their initiation;

(viii) a final judgment or judgments for the payment of money aggregating in excess of $500,000 are rendered against the Corporation and which judgments are not, within sixty (60) days after the entry thereof, satisfied, bonded, discharged or stayed pending appeal, or are not satisfied, bonded or discharged within sixty (60) days after the expiration of such stay;

(ix) the Corporation fails to pay, when due, or within any applicable grace period, any payment with respect to any indebtedness in excess of $500,000 due to any third party (other than, with respect to unsecured indebtedness only, payments contested by the Corporation in good faith by proper proceedings and with respect to which adequate reserves have been set aside for the payment thereof in accordance with GAAP) or is otherwise in breach or violation of any agreement for monies owed or owing by the Corporation in an amount in excess of $500,000, which breach or violation permits the other party thereto to declare a default or otherwise accelerate amounts due thereunder;

(x) any representation or warranty made by the Corporation in any Transaction Document is not accurate in any material respect when made or deemed made; or

(xi) the validity or enforceability of any provision of any Transaction Document shall be contested by the Corporation, or a proceeding shall be commenced by the Corporation seeking to establish the invalidity or unenforceability thereof.

(b) Notice of an Event of Default. The Corporation shall, within two (2) Business Days of becoming aware of the occurrence of an Event of Default, deliver written notice thereof via facsimile and overnight courier (with next day delivery specified) (an “Event of Default Notice”) to the Holders.

18. Waiver by Required Holders. The powers (including voting powers), if any, of the Series A Preferred Stock and the preferences and relative, participating, optional, special or other rights, if any, and the qualifications, limitations or restrictions, if any, of the Series A Preferred Stock may be waived as to all shares of Series A Preferred Stock in any instance (without the necessity of calling, noticing or holding a meeting of stockholders) by the affirmative vote, written consent or agreement of at least a majority of the Series A Preferred Stock then outstanding. The powers (including voting powers), if any, of the Series B Preferred Stock and the preferences and relative, participating, optional, special or other rights, if any, and the qualifications, limitations or restrictions, if any, of the Series B Preferred Stock may be waived as to all shares of Series B Preferred Stock in any instance (without the necessity of calling, noticing or holding a meeting of stockholders) by the affirmative vote, written consent or agreement of at least a majority of the Series B Preferred Stock then outstanding No waiver of any default with respect to any provision, condition or requirement of this Certificate of Incorporation shall be deemed to be a continuing waiver in the future or a waiver of any subsequent default or a waiver of any other provision, condition or requirement hereof, nor shall any delay or omission of either party to exercise any right hereunder in any manner impair the exercise of any such right.

FIFTH: The power to make, alter, or repeal the Bylaws, and to adopt any new Bylaw, shall be vested in the Board, subject to the power of the stockholders of the Corporation to alter or repeal any bylaw whether adopted by them or otherwise.

SIXTH: A director of the corporation shall not be liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as the same exists or may hereafter be amended. Any amendment, modification or repeal of the foregoing sentence shall not adversely affect any right or protection of a director of the corporation hereunder in respect of any act or omission occurring prior to the time of such amendment, modification or repeal.

SEVENTH: The Corporation shall, to the fullest extent permitted by Section 145 of the DGCL, as the same may be amended and supplemented, indemnify any and all persons whom it shall have power to indemnify under said section from and against any and all of the expenses, liabilities or other matters referred to in or covered by said section. The Corporation shall advance expenses to the fullest extent permitted by said section. Such right to indemnification and advancement of expenses shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person. The indemnification and advancement of expenses provided for herein shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any Bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

EIGHTH: Unless the Corporation consents in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director or officer or other employee of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any action asserting a claim against the Corporation or any director or officer or other employee of the Corporation arising pursuant to any provision of the DGCL or the Certificate of Incorporation or these Bylaws (in each case, as they may be amended from time to time), or (iv) any action asserting a claim against the Corporation or any director or officer or other employee of the Corporation governed by the internal affairs doctrine shall be a state court located within the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware). Notwithstanding the foregoing, this Article EIGHTH shall not restrict the selection of the forum for any action brought under the Securities Exchange Act of 1934, as amended, or the rules or regulations promulgated thereunder.

IN WITNESS WHEREOF, this Second Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this Corporation on this 28th day of March, 2019.

MOVANO INC.

By:	/s/ Michael Leabman
Name:	Michael Leabman
Title:	CEO

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